From:	Simonyuk, Yelena [YSimonyuk@proskauer.com]
Sent:	Friday, October 26, 2007 4:30 PM
To:	mchalea@sec.gov
Cc:	Fass, Peter; Nicholas Schorsch; Ran Fuchs; Jim Hennessey
Subject:	American Realty Capital: Prior Performance Summary

Angela,

As we had discussed, attached please find what we propose to include in the "Prior Performance" section of the amended prospectus as an alternative to the request in Comment No. 36 of the SEC Comment Letter to American Realty Capital's S-11, dated October 10, 2007. Since prior performance here is limited to the operations of American Financial Realty Trust (AFR), which is a listed REIT that does not lend itself to the disclosures required by Industry Guide 5 for prior performance, we propose the attached disclosure instead.

Please feel free to contact me with any questions or comments.

Regards,

Yelena Simonyuk | PROSKAUER ROSE LLP
1585 Broadway | New York, NY 10036-8299
V: 212.969.3992 | F: 212.969.2900
ysimonyuk@proskauer.com | www.proskauer.com

PRIOR PERFORMANCE SUMMARY

Introduction

The information presented in this section represents the historical experience of certain real estate pro-grams managed over the last ten years by Messrs. Schorsch and Kahane. Investors should not assume that they will experience returns, if any, comparable to those experienced by investors in such prior real estate programs.

Nicholas S. Schorsch was the founder and former President, CEO and Vice-Chairman of American Financial Realty Trust (“AFR”). AFR went public in June 2003 in what was at the time the second largest real estate investment trust initial public offering (“IPO”) in U.S. history, raising over $800 million. Three years later AFR was an industry leader, with over $4.3 billion in assets, over 1,110 properties in more than 37 states, over 35.0 million rentable square feet, 175 employees, and a portfolio consisting of such noteworthy tenants as Wachovia, Bank of America, BB&T, Charter One and Citizens Bank.

From AFR’s IPO in June 2003 to August 2006, when Messrs. Schorsch and Kahane resigned from AFR to form ARC, AFR had acquired more than 1,500 properties with over 33 million rentable square feet, at an initial cost of $5.1 billion, and sold approximately 360 properties for an aggregate selling price of approximately $850 million resulting in a net gain of approximately $127 million. For example, under Mr. Schorsch’s leadership as CEO and Mr. Kahane’s chairmanship of the Finance Committee of AFR’s Board of Trustees, AFR:

•	acquired 158 Bank of America branches, offices, operation centers and development parcels for $769.8 million and leased the properties to Bank of America

•	acquired 140 Wachovia Bank branches, offices, operation centers and development parcels for $511 million and leased the properties to Wachovia Bank

•
acquired 241 Citizens Bank and Charter One Bank branches, offices, operation centers and development parcels for $323 million acquisition and leased the properties to Citizens Bank and Charter One Bank

•	acquired State Street Financial Center in Boston for $705 million and leased to State Street Financial

•	acquired 101 Independence Center in Charlotte for $100 million and leased to various tenants, including Bank of America

We intend to conduct this offering in conjunction with future offerings by one or more public and private real estate entities sponsored by American Realty Capital and their affiliates. To the extent that such entities have the same or similar objectives as ours or involve similar or nearby properties, such entities may be in competition with the properties acquired by us. See the “Conflicts of Interest” section of this prospectus for additional information.

  AFR Information

During the period September 10, 2002 through June 30, 2006, AFR and its subsidiaries and affiliates raised an aggregate of $1.8 billion through public and private offerings of both equity and unsecured senior debt.

During that same period, AFR, its subsidiaries and affiliates purchased a total of 1,433 properties for an aggregate purchase price of $4.9 billion. Such properties were geographically diversified throughout the United States. An aggregate of 327 properties were sold during this time period.

100% of the properties acquired by AFR and its subsidiaries and affiliates are commercial.

Adverse Business Developments and Conditions

AFR maintained a highly leveraged balance sheet. Net debt to total assets as of June 30, 2006 was approximately 70%, with $368.7 million of floating rate debt. As of June 30, 2007, according to published information provided by the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), the debt ratio of all office REITs covered by the NAREIT’s REIT WATCH was approximately 44%. AFR has noted that cash from operations is insufficient to repay all of their indebtedness prior to maturity. Accordingly, AFR expected that they would be required to repay debt through refinancings, financing of unencumbered properties, sale of properties or the sale of additional equity. The amount of indebtedness may adversely affect their ability to repay debt through refinancings. If they are unable to refinance indebtedness on acceptable terms, or at all, they might be forced to dispose of one or more of their properties on unfavorable terms, which might result in losses to them and which might adversely affect cash available for distributions to shareholders. If prevailing interest rates or other factors at the time of refinancing result in higher interest rates on refinancing, interest expense would increase, which could have a material adverse effect on their operating results and financial condition and their ability to pay dividends to shareholders at historical levels or at all.

The Company’s substantial debt and any increases in its debt may harm the business and its financial results by, among other things, requiring AFR to use a substantial portion of its cash flows from operations to pay interest, which reduces the amount available for operation of their properties or for the payment of dividends; resulting in violation of restrictive covenants in their loan documents, which would entitle the lenders to accelerate their debt obligations; placing AFR at a competitive disadvantage compared to their competitors that have less debt; making AFR more vulnerable to economic and industry downturns and reducing their flexibility in responding to changing business and economic conditions; requiring AFR to sell one or more properties, possibly on unfavorable terms; and limiting their ability to borrow funds for operations or to finance acquisitions in the future or to refinance existing indebtedness at maturity on terms as or more favorable than the terms of the original indebtedness.

Prior Performance Table

The following table summarizes the operations of AFR during the time it was operated by Messrs. Schorsch and Kahane:

	Dec 31, 2002	Dec 31, 2003	Dec 31, 2004	Dec 31, 2005	June 30, 2006

Total number of properties	147	578	959	1,107	1,142
Total real estate investments, at cost	250,544	1,656,315	3,054,532	3,556,878	3,581,211
Total debt¹	1,203,415	976,060	2,724,480	3,084,995	3,047,557
Total shareholders' equity	336,662	977,601	869,959	907,843	836,876

(1)	Excludes balances related to assets and liabilities designated as held-for-sale.

	Period from Sep 10, 2002 (Inception) to Dec 31, 2002	Year Ended Dec 31, 2003	Year Ended Dec 31, 2004	Year Ended Dec 31, 2005	Six Months Ended June 30, 2006

Total revenues²	13,511	135,617	337,352	520,349	279,795
Net operating income (loss)²	9,703	85,367	190,987	261,935	137,340
Net income (loss)	8,944	(18,822)	(22,245)	(93,615)	(9,951)

Funds from operations (NAREIT defined)³:
Net income (loss)	8,944	(18,822)	(22,245)	(93,615)	(9,951)
Minority interest	938	(1,454)	(899)	(2,588)	(272)
Depreciation and amortization	2,614	44,529	109,466	166,388	84,214
Amortization of fair market rental adjustments	--	--	1,031	(1,047)	(94)
Gain on sales of properties, net	--	--	--	(22,352)	(72,270)

Funds from operations (NAREIT defined)³	12,496	24,253	87,353	46,786	1,627

Funds from operations per share	0.27	0.30	0.76	0.37	0.01

Adjusted funds from operations	12,436	75,651	133,866	134,381	103,422

Adjusted funds from operations per share	0.27	0.94	1.16	1.06	0.76

Dividend payout per share[4]	0.22	1.00	1.02	1.08	0.54

(2)	As originally reported (not restated for discontinued operations reclassifications) - excludes operating results within discontinued operations.
(3)
Funds From Operations means net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures will be calculated to reflect funds from operations on the same basis.

(4)	Based on record date.